UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: August 13, 2024

(Commission File No. 001-39308)

CALLIDITAS THERAPEUTICS AB

(Translation of registrant’s name into English)

Kungsbron 1, D5

SE-111 22

Stockholm, Sweden

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Company Announcement and Interim Report

On August 13, 2024, the Company announced its unaudited results for the three and six months ended June 30, 2024, which are further described in the Company’s Interim Report Q2 2024 and press release, copies of which are attached hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated by reference herein.

The information contained in this Form 6-K, including Exhibits 99.1, 99.2 and 101, is hereby incorporated by reference into the registrant’s Registration Statements on Form F-3 (File No. 333-265881) and Form S-8 (File Nos. 333-240126 and 333-272594).

EXHIBIT INDEX

Exhibit	Description
99.1	Interim Report Q2 2024
99.2	Press release dated August 13, 2024
101

The following materials from this Report on Form 6-K are formatted in XBRL (eXtensible Business Reporting Language): (i) Condensed Consolidated Statements of Income for the Three and Six Months Ended June 30, 2024 and 2023 (unaudited); (ii) Condensed Consolidated Statements of Comprehensive Income for the Three and Six Months Ended June 30, 2024 and 2023 (unaudited); (iii) Condensed Consolidated Statements of Financial Position as of June 30, 2024 and 2023 and December 31, 2023 (unaudited); (iv) Condensed Consolidated Statements of Changes in Equity for the Six Months Ended June 30, 2024 and 2023 (unaudited); (v) Condensed Consolidated Statements of Cash Flows for the Three and Six Months Ended June 30, 2024 and 2023 (unaudited); (vi) Condensed Parent Company Statements of Income as of June 30, 2024 and 2023, and December 31, 2023 (unaudited); (vii) Condensed Parent Company Balance Sheet as of June 30, 2024 and 2023 and December 31, 2023 (unaudited) and (viii) Notes to the Condensed Consolidated Financial Statements (unaudited).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CALLIDITAS THERAPEUTICS AB
Date: August 13, 2024	By:	/s/ Fredrik Johansson
Fredrik Johansson Chief Financial Officer